Exhibit 12
XL GROUP PLC
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Years Ended December 31,
(U.S. dollars in thousands, except ratios)	2014	2013
Earnings:
Pre-tax income (loss) from continuing operations	$162,701	$955,957
Fixed charges	221,761	243,575
Distributed income of equity investees	157,061	136,795
Subtotal	$541,523	$1,336,327
Less: Non-controlling interests	3,755	(500)
Preference share dividends	76,743	77,231
Total earnings (loss)	$461,025	$1,259,596

Fixed charges:
Interest costs	$121,221	$107,486
Accretion of deposit liabilities	12,885	47,976
Rental expense at 30% (1)	10,912	10,882
Total fixed charges	$145,018	$166,344
Preference share dividends	76,743	77,231
Total fixed charges and preference dividends	$221,761	$243,575

Ratio of earnings to fixed charges	3.2	7.6

Ratio of earnings to combined fixed charges and preference dividends	2.1	5.2

Deficiency - fixed charges only	N/A	N/A

Deficiency - fixed charges and preference dividends	N/A	N/A
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(1)	30% represents a reasonable approximation of the interest factor.